EXHIBIT 99.1

Brookfield Infrastructure Completes Sale of North American District Energy Business for $4.1 Billion

BROOKFIELD, NEWS, July 16, 2021 (GLOBE NEWSWIRE) -- Brookfield Infrastructure (NYSE: BIP; TSX: BIP.UN) today announces that it has completed the sale of 100% of its North American district energy business, Enwave. The business has been divested through two separate transactions for total consideration of $4.1 billion on an enterprise value basis. Enwave’s Canadian business was acquired by Ontario Teachers’ Pension Plan Board and IFM Investors on June 7, 2021, and Enwave’s U.S. business was acquired by QIC and Ullico on July 16, 2021. Net proceeds to BIP are approximately $1 billion. We have earned an IRR of over 30% on our investment and a multiple of invested capital of over six times.

Brookfield Infrastructure made its first district energy investment in 2012 and subsequently developed the business into the largest district energy system in North America. As a result of the company’s asset management initiatives, the business generates stable and predictable cash flows, has a unique and highly attractive investment profile, and is a global leader in sustainability.

With the completion of this transaction, Brookfield Infrastructure’s corporate liquidity totals approximately $4 billion, which will be used towards growth initiatives.

Scotiabank and TD Securities acted as joint financial advisors to Brookfield Infrastructure and Goodmans LLP and Mayer Brown LLP acted as legal advisors.

Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, midstream and data sectors across North and South America, Asia Pacific and Europe. We are focused on assets that have contracted and regulated revenues that generate predictable and stable cash flows. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation. Further information is available at www.brookfield.com/infrastructure.

Brookfield Infrastructure Partners is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager with over US$600 billion of assets under management. For more information, go to www.brookfield.com.

For more information, please contact:

Media: Claire Holland Senior Vice President, Communications Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investors: Kate White Manager, Investor Relations Tel: (416) 956-5183 Email: kate.white@brookfield.com